August 24, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director Jeff Werbitt Daniel Lee

Re:	Innova Holdings, Inc. Revised Preliminary Proxy Statement on Schedule 14A filed July 31, 2006 (File No. 0-33231)

Dear Ms. Jacobs:

On behalf of Innova Holdings, Inc. (“Innova” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of August 9, 2006.

Revised Preliminary Information Statement on Schedule 14C

1.
When filing your revised preliminary proxy statement, please ensure that a copy marked to reflect changes in the revised document is also filed. The marked copy assists us in our review of your filing. Please see Rule 14a-6(h) under the Exchange Act for additional guidance.

Response:

Amendment No. 2 to the Company’s proxy statement which was filed with the Commission on the date hereof reflects changes made from Amendment No. 1 in response to these comments. In addition, we will continue to send the Commission marked copies of the filings via overnight express courier.

The Board of Directors and Corporate Governance, page 7

2.
We note your response to comment 1 of our letter dated July 25, 2006 and your statement that the board of directors performs functions equivalent to an audit committee and the responsibilities set forth in Item 306 of Regulation S-B. In this respect, it appears that disclosure pursuant to Item 306(a) may be required. Please also see Section 3(a)(58) of the Exchange Act for additional guidance. Please revise or otherwise advise.

We have revised the proxy statement under the heading “The Board of Directors and Corporate Governance” on page 7 to disclose certain audit-related actions taken by the Company’s board of directors which performs functions equivalent to an audit committee as set forth in Item 306(a) of Regulation S-B.

Executive Compensation and Related Matters

3.	It does not appear that disclosure pursuant to Item 402(d) of Regulation S-B has been provided. Please revise or otherwise advise.

Response:

We have revised the proxy statement under the heading “Executive Compensation and Related Matters” on page 10 to provide the disclosure required pursuant to Item 402(d) of Regulation S-B.

2005 and 2004 Stock Option Plans, page 9

4.	Please clarify your disclosure in the first paragraph of this discussion by specifically identifying the option plans to which you are referring.

Response:

We have revised the proxy statement under the subheading “2005 and 2004 Stock Option Plans” on page 9 to clarify which specific option plans of the Company are being referred to in the first paragraph.

Proposal 2, page 16

5.
We note your revised disclosure regarding the private placement with Cornell Capital L.P. Please provide an illustrative chart indicating the effect of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. Please also have such chart reflect the effect of the private placement with Cornell Capital on your post-split capitalization,

Response:

We have revised the disclosure under “Proposal 2, Reverse Stock Split” on page 19 of the proxy statement to provide an illustrative chart indicating the effect of the proposed reverse stock split ratios on the number of shares currently outstanding, reserved for issuance and available for issuance. In addition, the chart sets forth the effect of the private placement with Cornell on the Company’s post-split capitalization.

6.
We note that the current disclosure states that the board of directors is recommending the reverse stock split because the company requires additional authorized but unissued shares of common stock. Please revise your disclosure to specifically discuss whether your recent private placement with Cornell Capital contributed to the board’s decision to undertake a reverse stock split. We note that the number of shares currently available for issuance is not sufficient to address the convertible securities that were sold in your recent private placement. Accordingly, it appears that the private placement with Cornell Capital factored into the determination to pursue a reverse stock split.

Response:

We have revised the disclosure under “Proposal 2, Reverse Stock Split” on page 16 to specifically disclose that although the Board of Directors of the Company determined to seek shareholder approval for the reverse stock split prior to the consummation of the Company’s recent private placement with Cornell, and therefore did not directly contribute to the Board’s decision to undertake a reverse stock split, the number of shares currently available for issuance is not sufficient to address the convertible securities that were sold in the private placement and a portion such additional authorized and unissued shares post stock split will be used for Cornell.

Proposal 3, page 22

7.
Your current disclosure addresses your 2005 stock option plan generally. Please revise to specifically discuss the changes in as well as the reasons for the amended and restated 2005 stock option plan.

Response:

We have revised the proxy statement under the heading entitled “Approval of the Amended and Restated 2005 Stock Option Plan” on page 22 to specifically disclose that the only reason for the Amended and Restated 2005 Plan was to increase the number of shares authorized under the Plan from 150,000,0000 to 200,000,000 shares.

8.
Please advise whether any options have been or are specifically planned to be granted pursuant to your amended and restated 2005 stock option plan. If options have been granted or are specifically planned to be granted in respect of the increase in shares subject to the amended and restated 2005 stock option plan, it appears that additional disclosure pursuant to Item 10(b) of Schedule 14A is necessary. Please advise and revise as appropriate.

Response:

The Company has advised us that options to purchase an aggregate of 13,937,400 shares of common stock have been granted under the amended and restated 2005 stock option plan and that no additional options are planned to be granted by the Company at this time under such plan. Accordingly, we have revised the proxy statement on page 23 to specifically include disclosure to this effect. In addition, we have included additional disclosure pursuant to Item 10(b) of Schedule 14A.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours, /s/ Eric A. Pinero Eric A. Pinero